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EDWARD H.P. LAM ♦*		CHICAGO
HAIPING LI *	TEL: (852) 3740-4700	HOUSTON
CLIVE W. ROUGH ♦	FAX: (852) 3740-4727	LOS ANGELES
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ALEC P. TRACY *		PALO ALTO
WASHINGTON, D.C.
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♦(ALSO ADMITTED IN ENGLAND & WALES)
*(ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYERS		FRANKFURT
WILL H. CAI (CALIFORNIA)		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
RORY MCALPINE (ENGLAND & WALES)		PARIS
GREGORY G.H. MIAO (NEW YORK)		SÃO PAULO
ALAN G. SCHIFFMAN (NEW YORK)		Seoul
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

June 24, 2015

VIA EDGAR

Christian Windsor, Special Counsel

Alexandra M. Ledbetter, Staff Attorney

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Jupai Holdings Limited (CIK No. 0001616291)

Registration Statement on Form F-1

Dear Mr. Windsor, Ms. Ledbetter, Mr. West and Ms. Empie:

On behalf of our client, Jupai Holdings Limited (formerly named Jupai Investment Group), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s amendment No. 1 to registration statement on Form F-1 (“Amendment No. 1”) via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of Amendment No. 1, the Company is setting forth below the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 22, 2015. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

The Company respectfully advises the Staff that it plans to file another amendment to the registration statement on Form F-1 containing the estimated offering size and price range on or about July 6, 2015 and commence the road show for the offering thereafter.  The Company would greatly appreciate the Staff’s timely assistance and feedback before then.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

Results of Operations, page 95

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014, page 95

1.                                      We note your response to comment 5 of our letter dated June 11, 2015 and the revisions within the amended registration statement. However, we note that several instances remain where recurring management fees are disclosed without disaggregation of the portion attributable to carried interest. Please refer to the disclosures regarding recurring management fees on pages 96, 155, and F-73 and revise such that the portions of recurring management fees related to carried interest are identified.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96, 155 and F-73 of Amendment No. 1.

2.                                      We also note your response to comment 5 of our letter dated June 11, 2015 and from your summary of principal accounting policies on page F-18 of the amended registration statement that recurring service fees do not include carried interest. We note, however, on page 96 that you attribute the increase in net revenues from recurring service fees to “a significant amount of carry income due to the positive performance of certain public market products.” Please respond to the following:

•                  Quantify the amount of “carry income” received and tell us whether this “carry income” is the same as carried interest income. If applicable, reconcile this amount with the carried interest disclosure on page 121.

•                  Revise this disclosure and (if applicable) the principal accounting policies on page F-18 to clarify what “carry income” represents.

The Company respectfully advises the Staff that, by providing ongoing services that do not constitute investment management in connection with certain products, the recurring service fees it receives in the form of variable performance fees are not characterized as carried interest notwithstanding the fact that the amount of such fees is contingent upon the performance of the underlying investment products.  In response to the Staff’s comment, the Company has replaced the phrase “carry income” with “variable performance fees” in order to provide greater clarity and revised the disclosure on pages 86, 96 and F-18 of Amendment No. 1.  The Company has also revised the disclosure on page 96 of Amendment No. 1 to quantify the amount of such variable performance fees received in each period presented.

Exhibit 99.2

3.                                      Refer to the following statement on page 5: “This opinion has been prepared solely for your use of reference and may not be quoted in whole or in part or otherwise referred to in any documents, or disclosed to any third party, or filed with or furnished to any governmental agency, or other party without the express prior written consent of this firm.” Please obtain and file the consent of AllBright Law Offices to the filing of this opinion as an exhibit to the registration statement. See Securities Act Section 7(a).

In response to the Staff’s comment, the Company’s PRC counsel, AllBright Law Offices, has revised their opinion to provide the required consent.  The revised opinion is filed under Exhibit 99.2 to Amendment No. 1.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jianda Ni, Co-Chairman of the Board of Directors and Chief Executive Officer, Jupai Holdings Limited

Tianxiang Hu, Co-Chairman and Executive Chairman of the Board of Directors, Jupai Holdings Limited

Min Liu, Chief Financial Officer, Jupai Holdings Limited
Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP